DAVIS & company LLP LEGAL ADVISORS *since* 1892

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2007 MAR 20 A 10: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 8, 2007

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

07021949

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

Donna L. Ornstein

Donna L. Ornstein
Paralegal

DLO/js

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

dlw 3/20

Exemption No. 82-1209

March 8, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Jan 4, 2007 Jan 25, 2007 Feb 22, 2007 Mar 7, 2007
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	January 3, 2007 February 21, 2007 March 7, 2007
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Letter from Former Auditor Letter from Successor Auditor
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable

Document Name or Information		Documents Filed
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Jan 4, 2007 Jan 25, 2007 Feb 22, 2007 Mar 7, 2007
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid	Not Applicable

Document Name or Information		Documents Filed
	Circular	
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.

RECEIVED

2007 MAR 20 A 10: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL CLOSES SECOND TRANCHE OF PRIVATE PLACEMENTS

Vancouver, British Columbia, January 4, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** is pleased to announce the closing of the second tranche of private placements announced on November 30, 2006. This tranche consisted of 1,053,778 flow-through units at $0.18 each and 100,000 units at $0.15 each for a gross proceeds of $204,680 and a grand total of $714,680 gross proceeds in the private placements to date. GGL has also issued 28,140 common shares as a finder's fee in connection with the second tranche. The securities issued in the second tranche have a hold period until May 4, 2007.

At the discretion of GGL, and subject to acceptance for filing by the TSX Venture Exchange, GGL may continue to accept subscriptions for the remaining 5,566,667 units until on or about January 15, 2007. No additional flow-through units will be sold. The net proceeds will be used for general and administrative purposes, working capital and for continuing exploration on GGL's most promising diamond exploration properties.

About GGL

GGL is a junior diamond exploration company. Its primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada, since 1992. At present GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Jim Glass, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects

to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL CLOSES THIRD TRANCHE OF UNIT PRIVATE PLACEMENT

Vancouver, British Columbia, February 21, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**") announces that GGL has closed a third tranche of the unit private placement consisting of 410,000 Units for gross subscription proceeds of $61,500. Each unit consists of one common share and one warrant with each warrant entitling the holder to purchase one share for 24 months from closing at $0.15 in the first 12 months and $0.175 thereafter. The securities have a hold period until June 22, 2007. To date, GGL has received gross proceeds of $776,180 from the private placements announced on November 30, 2006. GGL expects there could be one more tranche to be closed.

The balance of the private placement is subject to acceptance for filing by the TSX Venture Exchange. The net proceeds will be used for general and administrative purposes, working capital and for continuing exploration on GGL's exploration properties.

About GGL

GGL is a junior diamond exploration company. It's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada, since 1992. At present GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Jim Glass, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

GGL DIAMOND CORP.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

GGL CLOSES FOURTH TRANCHE OF UNIT PRIVATE PLACEMENT

Vancouver, British Columbia, March 7, 2007 — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** ("**GGL**") announces that GGL has closed a fourth tranche of the unit private placement consisting of 260,000 Units for gross subscription proceeds of $39,000. Each unit consists of one common share and one warrant with each warrant entitling the holder to purchase one share for 24 months from closing at $0.15 in the first 12 months and $0.175 thereafter. The securities have a hold period until July 8, 2007. To date, GGL has received gross proceeds of $815,180 from the unit and flow-through private placements announced on November 30, 2006. There may be one more tranche to close which will be subject to acceptance for filing by the TSX Venture Exchange.

The net proceeds from the private placements will be used for general and administrative purposes, working capital and for continuing exploration on GGL's exploration properties.

About GGL

GGL is a junior diamond exploration company. Its primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada, since 1992. At present GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Keir Reynolds, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to

occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)(1)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	1	**$0.15 per Unit**	**$15,000.00**
British Columbia	7	**$0.18 per Flow-Through Unit**	**$189,680.04**
Total number of Purchasers	8		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$204,680.04**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Raymond James Ltd. 2200 - 925 West Georgia Street Cathedral Place Vancouver, BC V6C 3L2	**N/A**	**28,140 Common Shares**	**$0.15**	**Section 74(2)(23) January 3, 2007**	**$4,221.00**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: January 3, 2007

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Legal Assistant
Davis & Company LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**2**	**$0.15 per Unit**	**52,500**
Nova Scotia	**1**	**$0.15 per Unit**	**9,000**
Total number of Purchasers	**3**	[redacted]	
Total dollar value of distribution in all jurisdictions (Canadian $)	[redacted]		**61,500**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Acadian Securities Inc. Suite 100, Pedway Level, Barrington Place 1903 Barrington Street Halifax, NS B3J 3L7	**$720.00**				**$720.00**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **February** 21 **, 2007**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Legal Assistant
Davis & Company LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ____________________

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**1**	**$0.15 per Unit**	**15,000**
Quebec	**1**	**$0.15 per Unit**	**9,000**
Northwest Territories	**1**	**$0.15 per Unit**	**4,500**
Washington, USA	**1**	**$0.15 per Unit**	**10,500**
Total number of Purchasers	**4**	[redacted]	
Total dollar value of distribution in all jurisdictions (Canadian $)	[redacted]		**39,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Ascenta Capital Partners Inc. Suite 1610 1066 West Hastings St. Vancouver, BC V6E 3X1	**$720.00**				**$720.00**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: March 7, **2007**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Legal Assistant
Davis & Company LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Exemption No. 82-1209

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

Phone: 604 891-8200
Fax: 604 643-5422

November 22, 2006

Alberta Securities Commission
Executive Director
4th Floor, 300 – 5th Avenue SW
Calgary, AB, T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C., V7Y 1L2

Dear Sirs/Mesdames:

Re: GGL Diamond Corp.
Change of Auditor Notice dated November 21, 2006

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and

- We are in agreement with the statements made in the first paragraph as they relate to Ernst & Young LLP. We have no basis to agree or disagree with these statements as they relate to D & H Group LLP Chartered Accountants.
- We are in agreement with the statements made in the second paragraph.
- We have no basis to agree or disagree with the statements contained in the third paragraph.

Yours sincerely,

Ernst & Young LLP

cc: The Board of Directors, GGL Diamond Corp.

Exemption No. 82-1209

D+H Group LLP
Chartered Accountants

January 2, 2007

TSX Venture Exchange Inc.
650 West Georgia Street, 27th Floor
Vancouver, BC V6B 4N9

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, BC V7Y 1L2

Alberta Securities Commission
300 5th Avenue SW, Suite 400
Calgary, AB T2P 3C4

Dear Sirs:

Re: GGL Diamond Corp. (the "Company")
- Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditor (the "Notice") issued on November 21, 2006 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

D&H GROUP LLP

Tom Hamar

Per: T.C. Hamar Ltd.

TCH/dl
MCTCH20070101

END